SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2012

Prana Biotechnology Limited

(Name of Registrant)

Level 2, 369 Royal Parade Parkville  Victoria  3052 Australia

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________

PRANA BIOTECHNOLOGY LIMITED

6-K Items

1.	Press Release

Prana Enrolls First Patient in the “Reach2HD” Phase II Huntington Disease Trial

Huntington Study Group initiates first site at University of California, San Diego School of Medicine

Melbourne – 30 April, 2012: Prana Biotechnology (NASDAQ:PRAN; ASX:PBT) today announced that the first patient has been dosed in the “Reach2HD Trial” – a 6 month Phase IIa clinical trial testing PBT2, the Company’s drug in development for Huntington disease. Reach2HD, a double blind placebo controlled study, is enrolling 100 patients with early to mid-stage Huntington Disease. The Principal Investigator on the study is Dr. Ray Dorsey of Johns Hopkins University.

Huntington disease is a complex and severely debilitating genetic, neurodegenerative disease, for which there is no cure. The disease often affects young adults and, whilst associated with severe physical movement symptoms, progressively impacts the mind and emotions as well. The disease causes incapacitation and death about 15-25 years after onset. The disease affects 30,000 people in the US and about 70,000 worldwide.

There is only one marketed drug for Huntington disease, with limited utility and notably there are no drugs either available or in development that have established clinical evidence for treating the cognitive decline associated with Huntington disease. In this study, Prana aims to demonstrate cognitive improvements as already demonstrated in a Phase IIa study in mild Alzheimer’s patients treated with PBT2*. The study will also investigate safety, functional, behavioural and motor benefits in this Huntington patient population.

Professor Ira Shoulson, Professor of Neurology, Pharmacology and Human Science at Georgetown University (Washington DC) and the Chair of the Executive Committee of the Huntington Study Group said “PBT2 attracted our attention as an experimental drug with the potential to bring real benefit to Huntington disease patients who suffer from a range of motor, behavioural and cognitive symptoms. The favourable signals from the PBT2 trial in Alzheimer’s disease are particularly promising”.

The trial will be conducted in approximately 20 sites across the US and Australia.

For further information visit the HSG website www.huntington-study-group.org

PBT2 is concurrently being tested in a Phase II trial in Alzheimer’s disease.

*PBT2 has completed a Phase II trial in Alzheimer’s patients and significantly improved the Executive functioning of patients treated with the drug. Executive function is an integrated set of cognitive abilities, including thinking flexibility, concept formation, and self-monitoring. Executive function has overarching control of cognitive processes needed for organizing, strategizing, problem solving, verbal reasoning and multi-tasking. Loss of Executive function is the main cognitive loss experienced by those with Huntington disease.

About Prana Biotechnology Limited

Prana Biotechnology was established to commercialize research into age-related neurodegenerative disorders. The Company was incorporated in 1997 and listed on the Australian Securities Exchange in March 2000 and listed on NASDAQ in September 2002. Researchers at prominent international institutions including The University of Melbourne, The Mental Health Research Institute (Melbourne) and Massachusetts General Hospital, a teaching hospital of Harvard Medical School, contributed to the discovery of Prana’s technology.

For further information please visit the Company’s web site at www.pranabio.com.

Forward Looking Statements

This press release contains "forward-looking statements" within the meaning of section 27A of the Securities Act of 1933 and section 21E of the Securities Exchange Act of 1934. The Company has tried to identify such forward-looking statements by use of such words as "expects," "intends," "hopes," "anticipates," "believes," "could," "may," "evidences" and "estimates," and other similar expressions, but these words are not the exclusive means of identifying such statements. Such statements include, but are not limited to any statements relating to the Company's drug development program, including, but not limited to the initiation, progress and outcomes of clinical trials of the Company's drug development program, including, but not limited to, PBT2, and any other statements that are not historical facts. Such statements involve risks and uncertainties, including, but not limited to, those risks and uncertainties relating to the difficulties or delays in financing, development, testing, regulatory approval, production and marketing of the Company’s drug components, including, but not limited to, PBT2, the ability of the Company to procure additional future sources of financing, unexpected adverse side effects or inadequate therapeutic efficacy of the Company's drug compounds, including, but not limited to, PBT2, that could slow or prevent products coming to market, the uncertainty of patent protection for the Company's intellectual property or trade secrets, including, but not limited to, the intellectual property relating to PBT2, and other risks detailed from time to time in the filings the Company makes with Securities and Exchange Commission including its annual reports on Form 20-F and its reports on Form 6-K. Such statements are based on management’s current expectations, but actual results may differ materially due to various factions including those risks and uncertainties mentioned or referred to in this press release. Accordingly, you should not rely on those forward-looking statements as a prediction of actual future results.

Contacts:

Australia

Prana Biotechnology Ltd

T: +61 3 93494906

E: info@pranabio.com

US – Investor Relations

Leslie Wolf-Creutzfeldt

T: 646-284-9472

E: leslie.wolf-creutzfeldt@grayling.com

US - Media

Ivette Almeida

T: 646-284-9455

E: ivette.almeida@grayling.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PRANA BIOTECHNOLOGY LIMITED
(Registrant)

By	/s/	Geoffrey Kempler
Geoffrey Kempler,
Executive Chairman

April 30, 2012